Filed by ITC Holdings Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ITC Holdings Corp.

Commission File No. 001-32576

ITC / Entergy Transaction

JULY 2012 UPDATE

This update is the first in a series of periodic newsletters designed to keep ITC employees informed and updated on the ITC/Entergy transaction. The following articles and Q + A have been posted to the Entergy website.

Employee Topics Take Center Stage at Entergy Quarterly Update Meetings

Rick Riley, vice president of energy delivery at Entergy, used his regular quarterly employee meetings to provide an update on the transmission business spin-off and merger and introduce employees to Joe Welch, president, chairman and chief executive officer of ITC Holdings Corp. In all, six informal meetings were held July 10-12 across Entergy, which provided an excellent forum for employees to get a sense of how they will be affected by the spin-off and merger, ask questions about the transaction, and learn more about ITC's company culture first hand from its leader.



Joe Welch speaks to Entergy employees in Pine Bluff, Arkansas. Jon Jipping and Beth Howell also joined.

Most of the presentation centered on projected employee impacts resulting from the transition, which Riley and Welch addressed at length.

"Our group is being impacted by many major changes, and change brings uncertainty," Riley said. "That's why we want to provide an open and transparent process. There are a lot of moving parts with these business transactions, and I know many of you want to know exactly how you will be affected. Please rest assured that as soon as we get information, we will share it with you."

On the topic of employee impact, Welch described his own experience with other transactions over the course of his career. The first was Detroit Edison's divesture of its transmission assets in 2003.

"During the Detroit Edison spin-off I was in your place, and I wanted to know, what's going to happen to me?" Welch said. "I developed strong feelings about how employees would be treated in a spin-off because I was one of them."

Welch continued, "This transaction, if approved, will double ITC's size. We foresee robust investment opportunities that will lead to continued growth. And with that growth will come new opportunities for all of you. We need your skills and talents to operate this system, and our goal in this transaction is to ensure that you are treated right."

"Our vision is to continue being best-in-class in safety performance and operations, an employer of choice for all of you and a strong community partner in the areas we will now serve with this transaction."

Riley went on to describe the employee transition process.

"There are 15 implementation teams all working toward a goal of seamless transition to Day One operations," Riley said. "The joint staffing team is focusing on the selection process for employees who will move to ITC, based on the balance of their responsibilities in transmission, distribution and shared services."

Riley noted that names of specific employees in the new organization will not be available until the selection process is completed, which is expected to take place in late 2012 or early 2013. He clarified that the process needs to address the different types of employee scenarios. For example, those employees who perform only transmission-related work will become ITC employees since Entergy will no longer have a transmission business after the spin-off and merger. *(CONT. ON PG. 2)*

IN THIS ISSUE:
July 2012

- ITC and Entergy Prepare for Regulatory Filings
- Entergy Employee Q + As

Entergy Transmission Business

7/25/2012

[CONT. FROM PG. 1] “However, there are many of you out there who do both transmission and distribution work, and we need to develop the best selection process, taking into account your desires along with many other factors such as the skills that will be needed by both companies,” said Riley. The process for bargaining-unit employees will be determined after discussions with union representatives. Questions specific to bargaining-unit employees may be addressed through the respective bargaining-unit representatives. Riley noted that there will be a separate selection process for shared-services employees, such as those in finance, human resources, information technology, legal and communications, who will be needed to support the transmission business. The meetings also offered Riley an opportunity to share updates on the company’s move to the Midwest Independent Transmission System Operator, Inc. regional transmission organization, also known as MISO. In May, Entergy received conditional approval in Louisiana to transfer functional control of transmission facilities to the MISO. The company is awaiting MISO rulings in other retail jurisdictions while simultaneously preparing for Transco regulatory filings. Approvals for the transmission spin-off and merger with ITC will be sought in Louisiana, Arkansas, Mississippi, Texas, Missouri and the City of New Orleans, as well as with the Federal Energy Regulatory Commission. Noting the day-to-day work responsibilities, as well as the major changes affecting his team, Riley addressed what might cause potential distractions for employees and encouraged all to stay focused on the work at hand and the safety of the team. Making the Case: Entergy and ITC Teams Prepare for Regulatory Filings Upcoming regulatory filings by Entergy and ITC Holdings Corp. (ITC) will set into motion the activities necessary to achieve approvals of the transmission spin-off and merger. In their filing preparations, the companies’ Transco Regulatory Implementation Teams (TRIT) are building a case to demonstrate that an independent, transmission-only company is in the best interest of all stakeholders. “Creating an independent transmission company is a vision that Entergy has pursued for the last 10 years,” said Theo Bunting, group president of utility operations and lead of Entergy’s TRIT steering committee. “It’s important for all stakeholders to understand that this transaction provides a Linda Blair path to a better business model for the long term, and that’s why outreach is so important. Our goal in these filings is to demonstrate that our proposal is consistent with public policy and is the right thing to do for all stakeholders.” The transmission spin-off and merger transaction was announced in December, and plans are under way by Entergy and ITC to seek regulatory approvals toward a 2013 closing. In preparation, employees from each company are engaging in an extensive separation and implementation planning process. Regulatory approvals will be sought in each of the retail jurisdictions in Arkansas, Louisiana, Mississippi, Texas and the City of New Orleans, as well as in Missouri and with the Federal Energy Regulatory Commission. Initial filings are expected to begin mid-summer. “Filings take a lot of dedicated resources, time and attention,” Bunting explained. “Each operating company requires a separate filing, and Entergy and ITC have been holding joint meetings to ensure that our filing preparations are coordinated and on track to meet the needs of regulators in each jurisdiction.” Procedural schedules, received after each filing, will drive the timing of regulatory decisions. [CONT. next page] For more information, visit: http://itcintranet.itctransco.com/?page_id=18258 (Station) or http://www.itc-holdings.com/itc-entergy.html

ITC / Entergy Transaction JULY 2012 UPDATE 3

Making the Case: Entergy and ITC Teams Prepare for Regulatory Filings *(CONT.)*

Stakeholder Outreach is Critical

Bunting noted that one of the critical efforts in the regulatory approval process is stakeholder outreach. "It's important to educate and inform all groups about the transaction and its expected benefits," said Linda Blair, executive vice president and chief business officer of ITC Holdings Corp. and the company's TRIT leader. "Our goal is to develop relationships with key stakeholders so we can proactively answer questions and provide information that will help build their confidence level with both ITC and the transaction."

Building stakeholder confidence and understanding is a goal of the regulatory filing process, which will address the benefits of an independent transmission business model from a number of different perspectives.

"We'll be presenting operational and financial data, evidence and testimony to demonstrate how a transmission-only business model provides customers with a better transmission grid," Blair said. "An important part of that is ITC's ability to access and deploy capital into the grid, which will improve transmission system reliability, and enhance the wholesale market through a broader, regional perspective, including transparent collaboration with all stakeholders.

"We also want our stakeholders to understand that this is a forward-thinking business model," she said. "We must be able to enhance access to the wholesale market and meet the region's growing energy demand. That's why our discussions include current and future benefits of this transaction."

Regulatory Filing Experience: A Team Asset

Entergy and ITC have experience in the regulatory filings process. As co-applicants in the Transco regulatory filings, both companies have been able to draw on their collective knowledge and expertise to prepare for upcoming regulatory activities.

"Our regulatory filing team has a diverse mix of employees with different backgrounds and areas of expertise who are all working together for a successful end-product," Bunting said.

Blair agrees.

"This will be the second transaction for ITC involving multi-state regulatory approvals," she said. "Our employees have successfully completed similar transactions, and we will be able to apply their experience and capabilities to this transaction." ■



ITC Transmission
METC
ITC Midwest
ITC Great Plains
Entergy Transmission Operating Subsidiaries
KETA Project
Kansas V-Plan
Hugo to Valliant

Transmission Systems at a Glance

	ITC	ENTERGY
System Peak Load:	26,100 MW	28,000 MW
Service Area:	Seven states – including footprint in Michigan, Iowa, Minnesota, Illinois, Missouri, Kansas and Oklahoma	Four states – including footprint in Texas, Louisiana, Arkansas and Mississippi*
Total Transmission Miles:	15,100 miles	15,700 miles
Service Area Square Miles	89,850	114,669
RTO Membership:	MISO/SPP	Anticipated MISO membership in 2013

**Entergy also owns limited assets in Missouri.*

For more information, visit: http://itcintranet.itctransco.com/?page_id=18258 (Station) or http://www.itc-holdings.com/itc-entergy.html

For more information, visit: http://itcintranet.itctransco.com/?page_id=18258 (Station) or http://www.itc-holdings.com/itc-entergy.html ITC / Entergy Transaction J U LY 2 0 1 2 U P D AT E Making the Case: Entergy and ITC Teams Prepare for Regulatory Filings [CONT.] Stakeholder Outreach is Critical Bunting noted that one of the critical efforts in the regulatory approval process is stakeholder outreach. “It’s important to educate and inform all groups about the transaction and its expected benefits,” said Linda Blair, executive vice president and chief business officer of ITC Holdings Corp. and the company’s TRIT leader. “Our goal is to develop relationships with key stakeholders so we can proactively answer questions and provide information that will help build their confidence level with both ITC and the transaction.” Building stakeholder confidence and understanding is a goal of the regulatory filing process, which will address the benefits of an independent transmission business model from a number of different perspectives. “We’ll be presenting operational and financial data, evidence and testimony to demonstrate how a transmission-only business model provides customers with a better transmission grid,” Blair said. “An important part of that is ITC’s ability to access and deploy capital into the grid, which will improve transmission system reliability, and enhance the wholesale market through a broader, regional perspective, including transparent collaboration with all stakeholders. “We also want our stakeholders to understand that this is a forward-thinking business model,” she said. “We must be able to enhance access to the wholesale market and meet the region’s growing energy demand. That’s why our discussions include current and future benefits of this transaction.” Regulatory Filing Experience: A Team Asset Entergy and ITC have experience in the regulatory filings process. As co-applicants in the Transco regulatory filings, both companies have been able to draw on their collective knowledge and expertise to prepare for upcoming regulatory activities. “Our regulatory filing team has a diverse mix of employees with different backgrounds and areas of expertise who are all working together for a successful end-product,” Bunting said. Blair agrees. “This will be the second transaction for ITC involving multi-state regulatory approvals,” she said. “Our employees have successfully completed similar transactions, and we will be able to apply their experience and capabilities to this transaction.” Entergy Transmission Operating Subsidiaries KETA Project Kansas V-Plan Hugo to Valliant Transmission Systems at a Glance Hugo to Valliant I T C E N T E R G Y System Peak Load: 26,100 MW 28,000 MW Seven states – including footprint in Four states – including footprint in Texas, Service Area: Michigan, Iowa, Minnesota, Illinois, Louisiana, Arkansas and Mississippi* Missouri, Kansas and Oklahoma Total Transmission Miles: 15,100 miles 15,700 miles Service Area Square Miles 89,850 114,669 RTO Membership: MISO/SPP Anticipated MISO membership in 2013 *Entergy also owns limited assets in Missouri.

ITC / Entergy Transaction JULY 2012 UPDATE 5

General Employee Questions & Answers Submitted by Entergy Employees *(CONT.)*

EMPLOYEE/HUMAN RESOURCES - BENEFITS:

Q. *Since ITC offers only one medical plan for non-bargaining employees, what will happen to funds employees already have contributed to an HSA associated with their Entergy-provided high deductible health plan?*

A. A Health Savings Account (HSA) is a tax-exempt account that you can use to pay for qualified medical expenses that you incur for yourself and your qualified dependents. Because an HSA is your personal account, you have control of the funds within the account. Your HSA belongs to you and the funds remain in the HSA for your future use for qualified medical expenses, even after you are no longer covered by the Entergy Medical Plan and are covered by the ITC medical plan, another medical plan, or no medical plan at all. Please note that should you become covered under a medical plan that is not a High Deductible Health Plan, you will not be eligible to contribute additional funds to your HSA, but may continue to use funds in the HSA for qualified medical expenses.

EMPLOYEE/HUMAN RESOURCES - COMPENSATION/INCENTIVES:

Q. *What are ITC salaries and market reference value ranges like? Will people moving to ITC have their salaries adjusted?*

A. For a period of 36 months after the merger, ITC has agreed to provide *non-bargaining* employees with cash compensation opportunities that are substantially comparable to the cash compensation opportunities provided by Entergy immediately before the merger. ITC will comply with all components of the Employee Matters Agreement (EMA) as it relates to employee compensation. In addition, ITC has agreed to assume the applicable collective bargaining agreements for Entergy *bargaining* unit employees who go to ITC as a result of the merger. This subject will be addressed with the unions.

Q. *Does ITC provide yearly incentives based on performance similar to Entergy?*

A. Within 30 days after the merger, Entergy will pay out to *Entergy non-bargaining employees who become ITC employees* (or "TransCo Employees") their annual incentive bonus at the target level of performance, but pro-rated for the portion of the year that ends on the closing date of the merger. TransCo Employees will become part of the ITC annual bonus program. ITC's program is a corporate-wide bonus plan and every employee works toward the same bonus goals. Annual incentives for Entergy *bargaining* unit employees who become ITC employees will be subject to the applicable collective bargaining agreements. This subject will be addressed with the unions.

For a period of 36 months after the merger, ITC has agreed to provide non-bargaining TransCo Employees with cash compensation opportunities that are substantially comparable to the cash compensation opportunities provided by Entergy immediately before the merger. In addition, ITC has agreed to assume the applicable collective bargaining agreements with respect to Entergy bargaining unit employees who go to ITC pursuant to the merger. This subject will be addressed with the unions.

EMPLOYEE/HUMAN RESOURCES - PENSION/RETIREMENT:

Q. *Explain the ITC defined benefit offset plan for TransCo Employees?*

A. Effective as of the Closing Date and for a period of 36 months after the merger, unless otherwise required by the terms of an applicable collective bargaining agreement, ITC will maintain for each TransCo Employee a pension plan with terms that are substantially identical to the terms of the Entergy Corporation Retirement Plan for Non-Bargaining Employees or the Entergy Corporation Retirement Plan for Bargaining Employees, as applicable, and that credits service with Entergy before the merger for all purposes. The applicable Entergy Retirement Plan will remain liable for payment of the benefits attributable to the TransCo Employee's pre-merger Entergy service. The benefit payable to the TransCo Employee under the ITC retirement plan will be reduced by the amount paid to the TransCo Employee under the Entergy Retirement Plan.

For more information, visit: http://itcintranet.itctransco.com/?page_id=18258 (Station) or http://www.itc-holdings.com/itc-entergy.html

ITC / Entergy Transaction JULY 2012 UPDATE 6

General Employee Questions & Answers Submitted by Entergy Employees *(CONT.)*

EMPLOYEE/HUMAN RESOURCES - PENSION/RETIREMENT:

Q. *What happens if ITC goes bankrupt? Please explain the Pension Benefit Guaranty Corporation (PBGC) insurance of our pension from both Entergy and ITC?*

A. In the event that ITC goes bankrupt and the ITC Retirement Plan is inadequately funded, the PBGC insurance program pays pension benefits up to the maximum guaranteed benefit amount set by law to participants who retire at age 65. The amount PBGC pays retirees is based on a formula prescribed by federal law.

If the Entergy Retirement Plan terminates and is underfunded at the time of termination, the PBGC insures payment of certain basic pension benefits accrued by participants under the Plan prior to termination of the Plan, subject to certain limits imposed by federal law on the amounts, types and timing of payment of benefits. This PBGC insurance is subject to change by Congress at any time.

Q. *How will ITC handle special pension plan situations such as former employees of Gulf States Utilities?*

A. Effective as of the Closing Date and for a period of 36 months after the merger, unless otherwise required by the terms of an applicable collective bargaining agreement, ITC will maintain for each TransCo Employee a pension plan with terms that are substantially identical to the terms of the Entergy Corporation Retirement Plan for Non-Bargaining Employees or the Entergy Corporation Retirement Plan for Bargaining Employees, as applicable, and that credits service with Entergy before the merger for all purposes. The ITC Retirement Plan will include any special provisions or grandfathered benefits and options under the Entergy Retirement Plan for former employees of Gulf State Utilities.

EMPLOYEE/HUMAN RESOURCES - STAFFING:

Q. *Will Entergy employees moving to ITC as a result of the spin-off and merger be eliminated after the three-year mark?*

A. ITC needs a dedicated workforce to be successful and has no intention to eliminate employees after the three-year mark and has not done so in the past with its other acquisitions.

Q. *What type of contract did ITC engage with Entergy on the acquisition of labor?*

A. As described and agreed to in the EMA, there are currently approximately 750 positions being identified as impacted in the transaction.

EMPLOYEE/HUMAN RESOURCES - POLICIES:

Q. *Do you have a short-term disability or long-term disability program? Will you continue these programs beyond three years?*

A. Bargaining unit employee policies will be governed by the collective bargaining agreements that ITC assumes as a part of the transaction.

ITC provides a Short-Term Disability (STD) plan with coverage to all full-time employees who are unable to work because of work-related or non-work related illness or injury. STD benefits are paid for a period of up to 180 calendar days as long as the employee remains disabled. STD coverage is 100% of the employee's basic earnings.

The ITC Long-Term Disability (LTD) plan provides a core benefit of 50% of base monthly earnings up to maximum of $10,000/month for work-related and non-work related illness or injury. The LTD buy-up plan is available to purchase and will pay a benefit of 60% of monthly earnings. LTD benefits are payable after an employee has been disabled for 180 days.

Changes can be expected from time to time since ITC continuously evaluates its benefit plans for employee value and competitiveness.

EMPLOYEE/HUMAN RESOURCES - RELOCATION:

Q. *Where will I work in the future and might I be moved again at some point in the future?*

A. ITC will need employees in the same geographic areas that Entergy currently serves today. In order to establish independence, TransCo Employees will not be allowed to work out of the same office locations as Entergy employees, so there will be some relocation of both TransCo and Entergy employees within geographic areas to achieve separation. However, ITC does not see a need for current Entergy employees who become TransCo Employees to move outside of the Midsouth TransCo service territory unless they want to pursue career opportunities in other areas where ITC operates.

For more information, visit: http://itcintranet.itctransco.com/?page_id=18258 (Station) or http://www.itc-holdings.com/itc-entergy.html

ITC / Entergy Transaction J U LY 2 0 1 2 U P D AT E ITC Forward-Looking Information This communication contains certain statements that describe ITC management’s beliefs concerning future business conditions and prospects, growth opportunities and the outlook for ITC’s business, including ITC’s business and the electric transmission industry based upon information currently available. Such statements are “forward looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Wherever possible, ITC has identified these forward-looking statements by words such as “anticipates”, “believes”, “intends”, “estimates”, “expects”, “projects” and similar phrases. These forward-looking statements are based upon assumptions ITC management believes are reasonable. Such forward-looking statements are subject to risks and uncertainties which could cause ITC’s actual results, performance and achievements to differ materially from those expressed in, or implied by, these statements, including, among other things, (a) the risks and uncertainties disclosed in ITC’s annual report on Form 10-K and ITC’s quarterly reports on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) from time to time and (b) the following transactional factors (in addition to others described elsewhere in this document and in subsequent filings with the SEC): (i) risks inherent in the contemplated transaction, including: (A) failure to obtain approval by the Company’s shareholders; (B) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms; (C) the ability to obtain the required financings; (D) delays in consummating the transaction or the failure to consummate the transactions; and (E) exceeding the expected costs of the transactions; (ii) legislative and regulatory actions, and (iii) conditions of the capital markets during the periods covered by the forward-looking statements. Because ITC’s forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond ITC’s control or are subject to change, actual results could be materially different and any or all of ITC’s forward-looking statements may turn out to be wrong. They speak only as of the date made and can be affected by assumptions ITC might make or by known or unknown risks and uncertainties. Many factors mentioned in this document and the exhibits hereto and in ITC’s annual and quarterly reports will be important in determining future results. Consequently, ITC cannot assure you that ITC’s expectations or forecasts expressed in such forward-looking statements will be achieved. Actual future results may vary materially. Except as required by law, ITC undertakes no obligation to publicly update any of ITC’s forward-looking or other statements, whether as a result of new information, future events, or otherwise. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. ITC cannot provide any assurance that the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated. Entergy Forward-Looking Information In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s Annual Report on Form 10-K for the year ended December 31, 2011, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, and Entergy’s other reports and filings made under the Securities Exchange Act of 1934; (ii) the following transactional factors (in addition to others described elsewhere in this presentation and in subsequent securities filings) involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Transco and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated. Important Information and Where to Find It ITC and Transco will file registration statements with the Securities and Exchange Commission (“SEC”) registering shares of ITC common stock and Transco common units to be issued to Entergy shareholders in connection with the proposed transactions. ITC will also file a proxy statement with the SEC that will be sent to the shareholders of ITC. Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, Transco and the proposed transactions. ITC shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about Transco and the proposed transactions. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000. For more information, visit: http://itcintranet.itctransco.com/?page_id=18258 (Station) or http://www.itc-holdings.com/itc-entergy.html